# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TAT Technologies Ltd., CIK 0000808439
CUSIP: M8740S227
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 9335 Harris Corners Pwky., Charlotte, North Carolina (NC), 28269
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-26-002340
Filed by CIK 0001666605

## Reporting persons
- I.B.I. Investments House Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 620,114; sole dispositive power 0; shared dispositive power 620,114; aggregate amount beneficially owned 620,114 (4.8% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), please see Item 4.
  
  Row (11) is based on 12,983,137 ordinary shares issued and outstanding as of June 30, 2026 (as reported on Bloomberg LP).
- IBI Mutual Funds Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 620,114; sole dispositive power 0; shared dispositive power 620,114; aggregate amount beneficially owned 620,114 (4.8% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), please see Item 4.
  
  Row (11) is based on 12,983,137 ordinary shares issued and outstanding as of June 30, 2026 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: TAT Technologies Ltd.
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy, Charlotte, NC 28269

## Item 2. Person Filing
Name of person filing:
IBI Investment House Ltd.

The securities reported herein are beneficially owned by IBI Mutual Funds Ltd., which is a direct wholly-owned subsidiary of IBI Investment House Ltd. (the "Subsidiary"). The Subsidiary manages its own funds and/or the funds of others, including for unit holders of mutual funds. The Subsidiary operates under independent management and makes its own independent voting and investment decisions.
independent management and makes its own independent voting and investment decisions.
Address of principal business office or, if none, residence: 9 Ahad Ha'Am Street, Migdal Tower, Tel Aviv Israel, 6129109
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of the cover page of each reporting person.

On June 30, 2026, the securities reported herein were beneficially owned as follows:

620,114 ordinary shares (representing 4.8% of the total ordinary shares outstanding) were beneficially held by IBI Mutual Funds Ltd., an Israeli company.

The Subsidiary operates under independent management and makes its own independent voting and investment decisions. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Person or the Subsidiary that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group. In addition, each of the Filing Person and the Subsidiary disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Person or the Subsidiary that they are the beneficial owners of any of the ordinary shares covered by this Statement, and each of the Filing Person and the Subsidiary disclaims beneficial ownership of any such ordinary shares.
Percent of class: See row 11 of the cover page of each reporting person.
Sole power to vote or to direct the vote: See row 5 of the cover page of each reporting person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each reporting person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each reporting person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement filed by the Reporting Persons, dated as of July 6, 2026.

## Signatures
- I.B.I. Investments House Ltd: /s/ Ron Shuahtovich, Ron Shuahtovich/General Counsel (07/06/2026)
- IBI Mutual Funds Ltd.: /s/ Ori Ben-Dov, Ori Ben-Dov/CEO (07/06/2026)